Mail Stop 4561

April 14, 2009

By U.S. Mail and Facsimile (207) 236-7889

Gregory A. Dufour
President and Chief Executive Officer
Camden National Corporation
2 Elm Street
Camden, Maine 04843

> **Re: Camden National Corporation**
> **Form 10-K for year ended December 31, 2008**
> **Definitive Proxy Statement filed March 13, 2009**
> **File Number 01-0413282**

Dear Mr. Dufour:

We have reviewed the above referenced filings and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business – Supervision and Regulation, page 4

1.   We note your disclosure on page 11 that the Economic Stabilization Act and American Recovery Reinvestment Act may impact your business; if appropriate, please include a discussion of these acts in this section or explain to the staff why you believe this disclosure is unnecessary.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities and Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

2.   In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5. Please see Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Core Results, page 23

3.   We note the disclosure of net income and various ratios excluding investment security losses and their tax effect. Item 10(e)(1)(ii)(B) of Regulation S-K does not allow presenting non-GAAP financial information that eliminates or smoothes items identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years. Given the current market conditions, please tell us why you consider the investment losses infrequent in nature. Also, please tell us and revise future filings to disclose why you believe presenting this non-GAAP measure provides information that is useful to an investor regarding your financial condition and results of operations. You may refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, available at www.sec.gov.

Item 8. Financial Statements and Supplementary Data – Note 2 - Acquisition of Union Bankshares Company, page 53

4.   In the first paragraph on page 55 we note your disclosure stating that as part of your acquisition of Union Bankshares, you transferred the lease and other fixed assets of a branch facility and sold the related deposits to another financial institution. We also note your disclosure stating you received a deposit premium of $1.4 million which was recorded in goodwill. Please explain to us why you believe the deposit premium from your disposition of deposits is related to your acquisition and should be recorded in goodwill as opposed to an adjustment of your core deposit intangibles. Provide us with your full accounting for this transaction and any source in the accounting literature you relied on to support your presentation.

Note 1 – Summary of Significant Accounting Policies – Securities, page 48

5.   We note your $21 million investment in FHLB Boston stock as of December 31, 2008. We also note that you did not consider this investment other than temporarily impaired as of December 31, 2008. In order to provide more transparent disclosure, please tell us and revise your future filings to disclose how you considered any positive and negative factors in reaching this conclusion. Please discuss how you considered the fact that the

FHLB became prohibited from paying dividends until it generates sufficient net income to eliminate its accumulated deficit as of December 31, 2008.

Note 3 – Securities, page 56

6.   We note the significant unrealized losses on your private issue collateralized mortgage obligations as of December 31, 2008. Given the current market conditions and the severity of losses on these investments, please provide us with your analysis that helped you determine that you did not need to record an other than temporary impairment on these securities as of December 31, 2008. Also, we note that you sold investments classified as available for sale during the year ending December 31, 2008. Please tell us if this sale relates to the private issue collateralized mortgage obligations and if so, how this sale impacted your assertion that you have the intent and ability to retain these securities until the decline in value has been recovered.

Item 9A. Controls and Procedures, page 87

7.   We note your disclosure that your Chief Executive Officer and Chief Financial Officer & Principal Financial and Accounting Officer concluded that they believe the Company's disclosure controls and procedures are "reasonably effective" to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commissions' rules and forms. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are "effective." Please tell us and revise future filings to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. Please see Item 308(a)(3) of Regulation S-K.

Definitive Proxy Statement
Item 11. Executive Compensation
2008 Changes to Executive Officers, page 10

8.   Please correct in future filings that on July 29, 2008 (not 2009) the Board appointed Deborah Jordan to serve as the new CFO effective September 1, 2008 (not 2009), as disclosed on page 10.

Definitive Proxy Statement - Elements of Compensation Paid to Executives, page 11

9.   It appears that in the "Bonus" column of the Summary Compensation Table, the Company made a cash payment to Mr. Daigle, Ms. Jordan and Ms Westfall in 2008 that was not made in accordance with any of the Elements of Compensation Paid to Executives discussed in the Compensation Discussion and Analysis section. Please tell us and revise future filings to provide information how the payment of these bonuses fits

into the Company's Elements of Compensation Paid to Executives. See Instruction 2 to Item 402(b) of Regulation S-K for additional information.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Babette Cooper at 202-551-3396, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3464.

Sincerely,

Kathryn McHale
Staff Attorney